Filed Pursuant to Rule 433

Registration Number 333-134915

National Financial Partners Announces Proposed Concurrent Public Offerings of Senior Convertible Notes and Common Stock, and Repurchase of Common Stock

NEW YORK—January 16, 2007—National Financial Partners Corp. (NYSE: NFP), a national financial services distribution company, announced today its intention to offer to sell, subject to market and other conditions, $200 million aggregate principal amount of convertible senior notes due 2012 pursuant to an effective shelf registration statement filed with the Securities and Exchange Commission. NFP expects to grant to the underwriters an option to purchase up to an additional $30 million aggregate principal amount of notes to cover overallotments.

In connection with the offering, NFP intends to enter into convertible note hedge and warrant transactions with counterparties which will be one or more underwriters or their affiliates. These transactions are expected to reduce the potential dilution to NFP's common stock upon future conversions of the notes. If the underwriters exercise their overallotment option to purchase additional notes, NFP expects to enter into additional convertible note hedge and warrant transactions with the counterparties. In connection with establishing their initial hedge of these transactions, the counterparties or their affiliates may enter into various derivatives transactions with respect to NFP's common stock concurrently with or shortly after the pricing of the notes. These activities could have the effect of increasing or preventing a decline in the price of NFP's common stock concurrently with or following the pricing of the notes. Thereafter, the counterparties or their affiliates may modify their hedge positions from time to time by entering into or unwinding various derivative transactions with respect to NFP's common stock or by purchasing or selling NFP's common stock in secondary market transactions (including during the observation period related to the conversion of the notes), which could adversely affect the value of NFP's common stock.

Goldman, Sachs & Co. and UBS Investment Bank are acting as joint book-running managers of the convertible notes offering.

Concurrently with the convertible note offering, certain stockholders of NFP intend to offer to sell, subject to market and other conditions, approximately 1.6 million shares of NFP's common stock pursuant to an effective shelf registration statement filed with the Securities and Exchange Commission. The offered shares are being sold by various stockholders of NFP, including Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., principals of NFP's acquired firms and certain employees and permitted transferees of the foregoing. NFP will not receive any proceeds from the offering. The selling stockholders have granted the underwriters an option to purchase up to approximately 0.2 million additional shares to cover overallotments.

Goldman, Sachs & Co. and Banc of America Securities LLC are acting as joint book-running managers of the common stock offering.

NFP intends to use the proceeds from the convertible notes offering to repurchase approximately 2.0 million shares (2.3 million shares if the underwriters exercise their overallotment option in full in the secondary offering) of common stock from Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. pursuant to a privately negotiated repurchase agreement entered into with Apollo on January 15, 2007. Apollo has agreed to sell the shares at the same price per share as the price per share to the public in the secondary offering. In addition, proceeds will be used to pay the net cost of the convertible note hedge and warrant transactions, and a portion of outstanding debt under the existing credit facility.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About National Financial Partners Corp.

Founded in 1998, National Financial Partners Corp. (“NFP”) is a leading independent distributor of financial services products to high net worth individuals and growing entrepreneurial companies. NFP is headquartered in New York and operates a distribution network of over 175 firms.

Forward-Looking Statements

This release contains certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain the words "anticipate," "expect," "intend," "plan," "believe," "estimate," "may," "will" and "continue" and similar expressions of a future or forward-looking nature. Forward-looking statements may include discussions concerning revenue, expenses, earnings, cash flow, dividends, capital structure, credit facilities, market and industry conditions, premium and commission rates, interest rates, contingencies, the direction or outcome of regulatory investigations and litigation, income taxes and NFP's operations. These forward-looking statements are based on management's current views with respect to future results, and are subject to risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by a forward- looking statement include: (1) NFP's success in acquiring high quality independent financial services distribution firms, (2) the performance of NFP's firms following acquisition, (3) competition in the business of providing financial services to the high net worth and entrepreneurial corporate markets, (4) NFP's ability, through its operating structure, to respond quickly to operational or financial situations and to grow its business, (5) NFP's ability to effectively manage its business through the principals of its firms, (6) changes in tax laws, including the elimination or modification of the federal estate tax and any change in the tax treatment of life insurance products, (7) changes in the pricing, design or underwriting of insurance products, (8) changes in premiums and commission rates, (9) adverse developments in the insurance markets in which NFP operates, resulting in fewer sales of insurance-related products, (10) adverse results or other consequences from litigation, arbitration or regulatory investigations, including those related to compensation agreements with insurance companies and activities within the life settlements industry, (11) uncertainty in the insurance and life settlements industries arising from investigations into certain business practices by various governmental authorities and related litigation, (12) the reduction of NFP's revenue and earnings due to the elimination or modification of compensation arrangements, including contingent compensation arrangements, (13) changes in interest rates or general economic conditions,

(14) the impact of legislation or regulations in jurisdictions in which NFP's subsidiaries operate, including the possible adoption of comprehensive and exclusive federal regulation over all interstate insurers, (15) adverse results or other consequences from higher than anticipated compliance costs, including those related to expenses arising from internal reviews of business practices and regulatory investigations, and (16) other factors described in NFP's filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made. NFP expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Source: National Financial Partners Corp.

Contacts:
Investor Relations:	Media Relations:
Liz Werner	Elizabeth Fogerty
National Financial Partners	National Financial Partners
ir@nfp.com	communications@nfp.com
212-301-4084	212-301-4062

The issuer has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and applicable prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the common stock offering will arrange to send you the prospectus relating to the common stock offering if you request it by calling Goldman, Sachs & Co., Attn: Prospectus Dept., 85 Broad Street, New York, NY 10004 , Fax: 212-902-9316 or email at prospectus-ny@ny.email.gs.com or Banc of America Securities LLC toll-free at 1-800-294-1322 (or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com). The issuer, any underwriter or any dealer participating in the convertible notes offering will arrange to send you the prospectus relating to the convertible notes offering if you request it by calling Goldman, Sachs & Co., Attn: Prospectus Dept., 85 Broad Street, New York, NY 10004, Fax: 212-902-9316 or email at prospectus-ny@ny.email.gs.com or UBS Securities LLC toll-free at 1-888-722-9555 ex. 1088.